SOLSTEN

The psychology model behind better AI



Solsten
My Personas //
Profile
Traits
How I'd describe myself

solsten.io St. Paul, MN

Technology | Notable Angel | B2B | SaaS | B2C

Highlights



VC-Backed
Raised $250K or more from a venture firm

1. $10M in lifetime revenue; approaching $3M in ARR by year-end 2025
2. Trusted by Fortune 100 Meta, LEGO, Sony, Electronic Arts, Zynga & Peloton
3. Proprietary psychological data on 1.5M+ users, plus behavioral training data from 140M+ users
4. $35M+ raised from top VCs including Alumni Ventures, Galaxy Interactive & Dentsu Ventures
5. 16 technology patents protecting AI data measure across 3.4B+ consumers globally
6. NVIDIA Inception Fellow, Fast Company Best Innovators Workplaces '23 & Mobile Games Best AI Tool '23
7. New product launch with Lifetime Value (LTV) / Customer Acquisition Cost (CAC) Ratio of: 5:1
8. Tackling a $186B opportunity across AI agents, synthetic audiences, and ad targeting

Featured Investors

 **Alumni Ventures** [Follow]   Invested $2,724,995 ⓘ

Alumni Ventures is one of the most active venture firms in the world, making startup investing more accessible for individuals and empowering Founders with strategic capital and support.

Keaton Nankivil, Senior Principal

"Solsten has built a differentiated dataset and analytical foundation that positions them at the forefront of consumer intelligence. From our perspective as investors, the proprietary depth of their data has always been central to their long-term value, an advantage that becomes even more powerful as AI continues to evolve.

With Elaris, Solsten makes this rich, motivation-based intelligence accessible across marketing, product, and strategy teams, enabling companies to better understand and engage their audiences with precision and speed."

 Other investors include <u>Galaxy Interactive</u>, <u>Redbird</u>, <u>Konvoy</u>, <u>Dentsu Ventures</u>, <u>Super League Enterprise, Inc</u>

Team

 **Joe Schaeppi** CEO, Co-Founder `SPV Voting Proxy`

Serial Entrepreneur, clinical psychologist, and design visionary. UX Director at McCann; $35M raised from Tier 1 VCs. Founded & led Epicstoke. University of Wisconsin-Madison Clinical Psychology MS.



 **Bastian Bergmann** COO, Board Director & Co-Founder

Economist, strategist & bestselling author. Former BCG consultant & Founder/CEO of WATTx. Harvard Business Review author & OWL award-winning author of Press Play. Copenhagen Business School Applied Economics MS.



 **Sebastian Weyer** Chief of Staff and Principal Accounting Officer

Exited company builder. Former Co-founder & CEO of Statice, scaled from inception to acquisition by PwC Germany. Rotterdam School of Management International Business Admin BSc & Marketing Management MSc.



 **Lloyd West** Machine Learning Lead

Research mathematician turned ML engineer. Built recommender systems at SO1.ai. Founded GameTune at cross-platform game engine, Unity. University of Virginia Postdoctoral Fellow. Cambridge University Mathematics PhD.



Julian Provenzano Applied Science Lead

Psychometrician & applied scientist. Data Scientist at
Kenkou & Central Test. Applied Scientist at SCHUHFRIED, a
global leader in psychological assessment software. 5 year
Research Fellow & Doctoral Researcher at KU Leaven. KU
Leaven Psychology PhD.

Solsten



Solsten is the psychological intelligence layer the AI economy
has been missing.

The internet runs on behavioral data: clicks, views, purchases.
Behavioral data tells you what people do. It can't tell you who
they are. According to Forbes, human psychology is "the missing
piece to the $2 trillion AI industry."

As globally-recognized AI strategist Mark Minevich wrote, "the
winners won't be those with the most sophisticated algorithms,
but rather the ones that best understand the humans using
them."

Solsten has built that missing piece.

At Solsten, we have developed the technology to understand the
human behind the behavior, and with $10M+ in lifetime revenue,
16 issued patents, and customers like Meta, LEGO, Sony,
Electronic Arts, Zynga, and Peloton, we're a proven business
tackling a $186B market opportunity.

Backed by $35M+ from leading VCs including Alumni Ventures,
Galaxy Interactive, Dentures Ventures, RedBird Capital, and
Konvoy, the same investors who backed Epic Games, Roblox, and
OpenAI, everyday investors can now also invest in Sosten for the
first time.

This is the opportunity to own a stake in a foundational model in
the AI ecosystem – one that determines how your apps, ads, and
AI agents speak to you.





YOUR GAME.
SHARE THE
SHARE THE

Revenue, renewals, and momentum.

$10M+
Lifetime revenue from enterprise B2B contracts
5+ YRS
Relationship with Epic Games
$50K
Average Contract Value

Solsten's traction to date tells a consistent story.

We have earned the trust of some of the most sophisticated product and marketing teams in the world. The brands on our client roster, including Meta, LEGO, Sony, Electronic Arts, Zynga, Peloton, Activision Blizzard, and DraftKings, aren't early adopters taking a flier. And our landed enterprise clients renew and expand, deepening their relationship with us.



Business Outcomes
EVE ONLINE
Saw 26% Day 7 retention lift
PELOTON
Personalized notifications by psychological segment
MONOPOLY Solitaire
exceeded launch velocity expectations
One client's NPS rose 36 points after psychologically matched customer service interactions

Fueling our recent growth is our newest product Elaris, our AI marketing copilot, which launched to a 14,000-person waitlist in Q4 2025. From a limited invite, it generated $35K in the first month and a 5:1 lifetime value (LTV) to customer acquisition cost (CAC) ratio from day one, well above the 3:1 benchmark considered healthy for Software-as-a-Service (SaaS) businesses.

As a fellow in the NVIDIA Inception Program, Solsten has been endorsed by the most selective and influential program in AI infrastructure.



OUR CLIENTS INCLUDE
SONY
EA
DRAFT KINGS
PELOTON
SUPERCELL
dentsu
Meta
LEGO
zynga
EPIC GAMES
ACTIVISION
BLIZZARD

The testimonials speak for themselves.


★★★★★
"Solsten was instrumental in Monopoly Solitaire's success; the game exceeded expectations and experienced dramatic velocity improvements."
Zach Pond,
VP of Marketing, Mobilityware
mobilityware
★★★★★
"Solsten is like having a better pair of glasses, it sharpens your perspective on everything."
Raph Koster,
CEO Playable Worlds, Creator of Star Wars Galaxies & Ultima Online
PLAYABLE WORLDS
★★★★★
"Working with Solsten is like an unfulfilled dream. The psychographics is what truly matters. Only Solsten has it. Everything else is guesswork."
Bradley Bifulco,
Global Creative Director, Zynga
zynga
★★★★★
"This is going to fundamentally change how we do marketing and design."
Craig Kossin,
EVP, UX MRM McCann
MRM

Everyone tracks behavior. No one understands motive.

Today's AI is psychologically blind. Every major platform – Meta, Google, Netflix, ChatGPT, etc. – optimizes based on patterns from what you clicked, not who you are or how you think.

This is a fundamental limitation of the internet. Behavioral data only tells you what happened. It can't explain motivation, values, personality, or what will actually resonate with a person.


69%
Of consumers say it's important that AI-powered interactions don't feel robotic
75%
Prefer a real human for support
81%
Are more likely to purchase when brands offer personalized experiences

Today, every app, every ad, every AI agent runs on behavioral data. None of them actually know you.

Companies like OpenAI already understand this, having reportedly pursued acquisitions like Pinterest specifically to gain unique human data assets. Yet marketers, product teams, and AI developers lack access to real psychological understanding of their audiences, and are wasting billions on generic content and one-size-fits-all experiences.

The result is disengaged users, inaccurate recommendations, wasted ad spend, robotic AI agents, and bland brands.

Real psychological data to drive remarkable results.

With AI commoditizing rapidly, the differentiator is no longer the algorithm. It's data, and the ability to humanize interactions.

Solsten developed the foundational AI model that makes better user experiences and recommendations possible at scale, measuring 150+ psychological traits to power every recommendation, every ad, and every interaction. And unlike the platforms that harvest your data without asking, Solsten's model is built on full opt-in consent. Privacy and security are top concerns at Solsten. We are enterprise-safe and GDPR-compatible. Profiles are always anonymous, never linked to real identity, and we never collect personally identifiable information. We will never sell or exploit your personal data. The goal has always been to make technology work better for people.



Where Solsten Sits
05 End User
04 Applications
03 Pyschology-driven infrastructure
02 Foundation Models
01 Compute
~7B SMART PHONE USERS
APPS, GAMES, ADS, EXPERIENCES
Solsten
GPT, CLAUDE, GEMINI
NVIDIA, AWS, GOOGLE CLOUD

How it works.

Solsten has collected data on over 140 million people, connected to validated psychological profiles and assembled into 200,000+ digital twin audiences representing an estimated 3.4 billion consumers globally. Those profiles power our prediction models, and building them required years of rigorous psychometric research that cannot be shortcut.

To do this, Solsten places short, opt-in, machine learning-based psychological assessments inside mobile games. Players complete them willingly, in exchange for in-game rewards, because they want to improve their experience. The result is a scientifically validated profile of who that person actually is, not just what they clicked on.

Solsten is built around gaming for one key reason: everyone plays. Roughly 4 billion people (or half of the world's population) play games regularly, and three quarters of the world owns a smartphone.

Whether it's Scrabble, Tetris, or the New York Times crossword, gaming is something most people engage with at one point or another. To play is human, and that makes Solsten's proprietary data uniquely representative of the world at large.

That model powers three products.

Solsten's Product Ecosystem


Solsten Traits
Gives enterprise teams across product, marketing, and UX a real-time dashboard to understand the psychology of their specific audience and personalize experiences accordingly.
Used today by:
EA
PELOTON
DRAFT KINGS
Elaris
An AI copilot any marketer can use. Ask it what your target audience values, what creative will resonate, or what tone to use, and it answers based on real 1.5M psychological profiles that mirror your actual customers
Generated $35K in its first month of soft launch in Q4 2025
Human Context
An API that lets any AI system (chatbot, recommendation engine, digital assistant) adapt its behavior based on who it's actually talking to; a "personality chip" that makes AI genuinely human-aware
Launching in Q2 2026

Sixteen patents. A moat that deepens every day.

Solsten's competitive advantage is the foundational model that took 7+ years to build. The psychometric models, the patents, and the proprietary data are all outputs of that work, and no competitor can replicate this by buying a panel or prompting an LLM.

Our 16 issued patents, with 19 more pending, protect the core AI models and create a legal barrier on top of a technical one.

The underlying data is just as defensible. Unlike social media or survey panels, people play games without masks, revealing their true psychology through natural behavior. Solsten's exclusive partnerships with game studios provide unique access to that authentic data. Meta, LEGO, Sony, Electronic Arts, Zynga, and Peloton have all integrated Solsten models into production workflows, validating the platform's security, reliability, and ROI.

And there is a simpler moat underneath all of it. Once companies learn to think psychologically about their audiences, they don't go back – turning customers into long-term partners.


Solsten's Moat
01 SCIENCE
7 years of clinical research & psychometric validation (can't be rushed)
02 TECHNOLOGY
The foundational AI model that measures and predicts human psychology at scale. Built over 7 years and trained on data from 140M+ people
03 DATA
1.5M+ validated profiles, 200K+ digital twin audiences (compounding asset – gets harder to replicate every day)
04 DISTRIBUTION
Exclusive game studio partnerships (proprietary data pipeline competitors can't access)

A leadership team that bridges psychology and product.

Building the psychological intelligence layer for AI requires a

rare combination of clinical science, AI engineering, and product execution. The Solsten founding team has all three.

Joe Schaeppi, Co-Founder and CEO, began his career in UX and human-computer interaction, eventually becoming a UX leader at Big Fish Games and MRM McCann, where he also pursued clinical psychology and adventure-based psychotherapy.

Bastian Bergmann, Co-Founder and COO, honed his global scaling and enterprise strategy expertise at Boston Consulting Group before co-founding WATTx, a Berlin-based venture builder. He's also the author of *Press Play: Why Every Company Needs a Gaming Strategy*, published by Harvard Business Review.

AI Lead, Lloyd West, brings the depth required to make psychological modeling work at the scale Solsten operates. He holds a Ph.D. in Mathematics from Cambridge University and founded GameTune at Unity, the game personalization engine adopted by thousands of studios worldwide.

Our Psychometric Lead, Julian Provenzano, is a Ph.D. psychologist and architects the psychological models at Solsten's core, ensuring every assessment Solsten deploys meets the highest clinical standards of validity and reliability.

Rounding out the team are dozens of researchers and engineers from top companies and institutions like CERN and Google, with expertise spanning AI, psychometrics, and scalable infrastructure.



Joe Schaeppi
CEO & Cofounder
Bastian Bergmann
COO & Cofounder
Lloyd West
AI Lead
Julian Provenzano
Psychometric Lead
McCANN WORLDGROUP
BCG BOSTON CONSULTING GROUP
unity
KU LEUVEN
THE UNIVERSITY WISCONSIN MADISON
CBS COPENHAGEN BUSINESS SCHOOL
UNIVERSITY OF CAMBRIDGE
universität wien

The $186B shift toward psychology-driven AI.

Worldwide AI spending is forecast to approach $2 trillion in 2026, with demand rapidly shifting toward AI experiences that feel more human.

Solsten sits at the center of four large, adjacent categories driving that shift: synthetic audiences (digital twins in Solsten's case), marketing and ad targeting, AI agents, and hyper-personalization. Together they represent a $186B market opportunity, and Solsten's psychological intelligence layer is foundational infrastructure for all of them.



$94B
Synthetic audiences


$186B
TAM
$22B
Hyper-
personalization
$47B
Marketing &
ad targeting
$23B
AI agents

Three products. One compounding flywheel.

Solsten offers three products designed to work together, each one opening the door to the next.

Elaris is the entry point for marketers who need immediate audience intelligence and high converting ads. Starting at $27 per month with a Pro tier at $199, it's a self-serve product built for volume. Marketers come for the audience-ready ad creatives, stay for the results, and increasingly bring Solsten into their broader organization.

Traits is the enterprise offering: a B2B SaaS platform with a $50K average contract value on annual licenses, used today by companies like EA, DraftKings, and Peloton to understand and act on the psychology of their audiences.

Human Context (launching Q2 2026) is where the infrastructure revenue lives. A usage-based API priced by volume, Human Context allows any AI system or agent to adopt psychological intelligence and personality at the query level, meaning revenue scales with adoption growth.

The funnel is intentional. Elaris introduces marketers to psychological thinking with high impact ads. They see the value and bring Solsten into the enterprise. The enterprise wants deeper integration. Human Context captures that infrastructure layer. Each product feeds revenue expansion.


Customer Journey
Elaris™
$27/MO
Entry point, high volume
Solsten
$50K ACV
Enterprise upgrade
Human
Context
API
Infrastructure layer,
scales infinitely

From $3M to $10M ARR in 2026.

Forward looking projections cannot be guaranteed.

Solsten's early years focused on building the foundation while partnerships with EA, Sony, and Peloton fueled R&D, generating revenue while training and validating the models that now power everything

power everything.

That capital efficiency discipline is showing up in the numbers. ARR has grown to near $3M entering 2026. Monthly net burn is down to roughly $150K as the business moves toward profitability.

Solsten is targeting $5M in revenue for 2026, and $10M in contracted ARR and profitability by the end of 2026 (not guaranteed).

The foundation is built. The growth is already underway.



Forward looking projections cannot be guaranteed.

We enter 2026 with our pipeline of enterprise partnerships expanding, and a longer-term vision coming into focus.

Our vision? To become the "Intel Inside" of AI: the foundational model underneath every LLM, agent, and digital experience that makes technology genuinely human-aware.



Forward looking projections cannot be guaranteed.

AI infrastructure companies including OpenAI, Google, Anthropic, and NVIDIA are actively seeking proprietary human data assets to differentiate their platforms.

Gaming and experience platforms like Meta, Sony and Electronic Arts are not just logical acquirers, they are existing Solsten customers who understand the value firsthand.

And experienced cloud companies including Adobe, Qualtrics, Twilio, and ServiceNow represent natural strategic fits for a business built on audience intelligence at scale.


qualtrics XM
Experience & insights management platform
SAP • 2019 • $8B
Second exit: Silver Lake & CPP Investments
2023 • $12.5B
Amplitude
Product analysis and behavioral data platform
IPO • 2021
$4B
Palantir
Proprietary data and AI infrastructure platform
IPO • 2020
$22B


Solsten
Join us in putting psychology at the heart of AI

AI is reshaping every industry, and the companies that will win are those with the deepest understanding of the humans using it.

Solsten has spent seven years building exactly that: 16 patents, $10M in lifetime revenue, and partnerships with some of the most recognized brands in the world. It is a proven business at an inflection point, with new products live, major infrastructure partnerships in motion, and a clear path to profitability.

Your investment directly supports the kind of technology that makes digital experiences better. When AI truly understands people, every interaction gets better: sharper recommendations, more meaningful experiences, and stronger outcomes for the companies building them and the people enjoying them.

Better AI starts with understanding people. Join us.